Research Frontiers Incorporated
                    240 Crossways Park Drive
                 Woodbury, New York 11797-2033
                    Telephone: 516-364-1902
                       Fax: 516-364-3798


                                                    June 16, 2005

VIA EDGAR

Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:  Research Frontiers Inc.
     Form 10-K, Filed March 16, 2005
     Form 10-Q, Filed May 9, 2005
     File No. 001-09399

Dear Mr. Newberry:

Thank you for your time yesterday when we spoke. This is to confirm that we and KPMG (our former auditors) are pulling the files from 1998 out of archives in order to respond to your letter dated May 19, 2005 (attached), and that we expect to be in a position to respond to your letter by June 24, 2005.

Thank you for your patience, as we recently switched accounting firms from KPMG LLP to BDO Seidman, LLP in April.

Sincerely,

/s/ Joseph M. Harary

Joseph M. Harary
President, General Counsel and Chief Financial Officer


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549-0405



DIVISION OF
CORPORATE FINANCE





                                   Mary 19, 2005


Via facsimile and U.S. mail

Mr. Joseph M. Harary
chief Financial Officer
Research Frontiers Inc.
240 Crossways Park Drive
Woodbury, New York 11797-2033

          Re:  Research Frontiers Inc.
               Form 10-K, Filed March 16, 2005
               Form 10-Q, Filed May 9, 2005
               File No. 001-09399

Dear Mr. Harary:

     We have reviewed the above filings and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management's Discussion and Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
          Form 10-K for the year ended December 31, 2004

Note 9 - Shareholders' equity

1. We note your disclosure of the Class A and Class B warrants. It appears you received $10,000 cash in exchange for the issuance of the Class A and B warrants in 1998. With regard to each class of warrants, tell us how these warrants were valued, and how you have accounted for this item in your financial statements. Please provide the reference to the authoritative literature on which you relied to account for this item.

2. Tell us how many of each class of warrants are still outstanding as of December 31, 2004, and why these equity instruments are not disclosed on the face of your December 31, 2004 balance sheet and statement of stockholders' equity.

Closing Comments

     As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made. In connection with responding to our comments, please provide, in writing, a statement form the company acknowledging that:

     the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).


     You may contact Gary Newberry at (202) 824-5567 or Kim Calder at (202) 942-1879 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

                                   Sincerely,



                                   H. Roger Schwall
                                   Assistant Director